Exhibit 99.1

XOMA Reports 2011 and Fourth Quarter Financial Results

BERKELEY, Calif., March 14, 2012 (GLOBE NEWSWIRE) -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results and operational highlights for the fourth quarter and year ended December 31, 2011.

“While the first half of 2011 included some disappointments, we had a crucial success in attracting a world-class pharmaceutical company, Les Laboratoires Servier, to become our partner for our lead asset gevokizumab.  In mid 2011, we were able to recruit Paul Rubin, MD, as our Chief Medical Officer,” stated John Varian, XOMA's Chief Executive Officer.  Mr. Varian added, “After joining XOMA as Interim CEO in September 2011, I worked with Paul and the rest of the management team to take significant actions to make XOMA a stronger company.  These actions were two-fold.  First, we significantly expanded the gevokizumab development program.  Second, to fund this investment, we streamlined XOMA and moved the Company away from non-differentiating activities.  The expanded clinical approach for gevokizumab was announced in November 2011, and the streamlining, which resulted in a $14 million reduction in recurring costs, was announced on January 5, 2012.

"As you have seen from us in the early months of 2012, we remain focused on investing in value-creating activities.  We believe XOMA will conclude 2012 with the gevokizumab global Phase 3 program ongoing, results in hand from our Phase 2 proof-of-concept study in moderate to severe inflammatory acne, and our second and third proof-of-concept Phase 2 studies underway,” Mr. Varian continued.  “I have confidence we have the ability to achieve these milestones and the depth of knowledge and creativity of our team will lead to additional avenues upon which we can build value for XOMA and its shareholders.”

XOMA had total revenues of $58.2 million in 2011, compared with $33.6 million in 2010.  The increase in revenues in 2011 compared with 2010 was due primarily to payments made by Les Laboratoires Servier (Servier) throughout 2011 for gevokizumab development.

XOMA had a net loss of $32.7 million, or $1.04 per share, for the year ended December 31, 2011, compared with net loss of $68.8 million, or $3.69 per share, for the year ended December 31, 2010.  Research and development expenses in 2011 decreased to $68.1 million compared with $77.4 million in 2010, primarily reflecting decreased spending on gevokizumab-related clinical trials during the third and fourth quarters of 2011.  General and administrative expenses were $24.0 million in 2011 and $23.3 million in 2010.

For the fourth quarter ended December 31, 2011, XOMA had total revenues of $9.8 million and a net loss of $11.7 million, or $0.34 per share, compared with total revenues of $9.6 million and net loss of $17.8 million, or $0.84 per share, for the quarter ended December 31, 2010.

At December 31, 2011, XOMA had cash and cash equivalents of $48.3 million, compared with $37.3 million at December 31, 2010.  XOMA received from Servier approximately $35 million in cash related to the companies' Collaboration and License Agreement for gevokizumab, including an upfront payment of $15 million and a EUR15 million loan, in January 2011.  In December 2011, XOMA secured a $10 million loan from GE Capital.

2012 Organizational Changes to Focus on Value-Creating Activities and Fourth Quarter 2011 Operational Highlights
•
On January 5, 2012, XOMA announced the appointment of John Varian as Chief Executive Officer, in addition to his continued position as a member of the Board of Directors.  Concurrently, Mr. Varian announced the streamlining of XOMA’s operations to focus on value-creating activities, primarily the expansion of gevokizumab’s clinical development program.  The streamlining resulted in

o	a personnel reduction of 84 positions
o	the decision to outsource Phase 3 and commercial-scale manufacturing
o	the elimination of internal research functions that were non-differentiated or obtainable cost-effectively through contract service providers
o	a reduction in G&A spending of 20% to support the leaner organization
o	the decision to complete the biodefense contracts XOMA has in place but not actively pursue future contracts.
•
In November 2011, the Company announced the expansion of XOMA’s Phase 3 program for gevokizumab to the broader indication of non-infectious uveitis (NIU).  NIU is a broad-spectrum ocular disorder, which includes Behçet’s uveitis, affecting an estimated 150,000 people in the United States.  The Company expects to begin its global Phase 3 program in the second quarter of 2012.

•
In December 2011, XOMA launched a Phase 2 proof-of-concept trial to determine gevokizumab’s efficacy in treating moderate to severe inflammatory acne.  This study is the first in a series of three proof-of-concept Phase 2 studies that XOMA is conducting to expand the value of gevokizumab.

•	In December 2011, the Company secured a $10 million term loan from GE Capital.
•	In October 2011, the Company was awarded a new U.S. government contract for up to $28 million over five years to develop broad-spectrum antitoxins for the treatment of human botulism poisoning.
•	In December 2011, XOMA changed its jurisdiction of incorporation from Bermuda to Delaware.

Guidance
The Company reaffirmed the anticipated cash used in ongoing operating activities during 2012 to be approximately $35 million, as announced on January 5, 2012.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, March 14, 2012, at 4:30 p.m. ET.  The webcast can be accessed via the Investors section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on June 10, 2012.  Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on March 21, 2012.  Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 58076235.

About Gevokizumab
Gevokizumab (XOMA 052) is a potent monoclonal antibody with the potential to treat patients with a wide variety of inflammatory diseases and other diseases.  Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine that has been shown to be involved in Behçet's and other forms of non-infectious uveitis, cardiovascular disease, and other auto-inflammatory diseases.  By binding to IL-1 beta, gevokizumab inhibits the activation of the IL-1 receptor, thereby modulating the cellular signaling events that produce inflammation.

Les Laboratoires Servier is XOMA's development and commercialization partner for gevokizumab.  XOMA holds rights to gevokizumab in the U.S. and Japan for non-cardiovascular indications, including non-infectious uveitis and acne for which clinical studies are ongoing.

About Non-infectious Uveitis
The term uveitis broadly refers to the inflammatory diseases that affect the portion of the eye known as the uvea, which is the middle of three layers that surround the eye.  People with uveitis may experience decreased vision, pain, light sensitivity, and floaters.  Uveitis may be caused by an infection that is commonly treated with an antimicrobial agent, or by an unknown pathogen triggering inflammation, called non-infectious uveitis.

The most common form of uveitis affects the front of the eye and is known as anterior uveitis. Other forms include intermediate uveitis, posterior uveitis, and pan uveitis.  These types differ in that they all include involvement of the back portions of the eye.  Posterior uveitis refers to inflammation in the retina and the choroid, and it may result from a different immune response trigger.  Pan-uveitis refers to inflammation of all three major parts of the eye.  Behçet's uveitis is a well-known form of pan-uveitis.  Due to the swelling of tissues critical to vision, intermediate, posterior, and pan-uveitis (which collectively make up NIU) can lead to blindness if not treated.

The only FDA-approved treatment regimen for intermediate, posterior, and pan-uveitis is corticosteroid therapy.  These may be given orally or systemically, injected directly into the eye or surrounding areas, or delivered via slow-release polymers that are inserted into the eye.  The fact that physicians use other non-FDA approved drugs in addition to corticosteroids to treat non-infectious uveitis underscores the need for new treatment options.

About XOMA
XOMA discovers and develops innovative antibody therapeutics.  XOMA’s lead antibody drug candidate is gevokizumab (XOMA 052), a humanized antibody that modulates the inflammatory cytokine interleukin-1 beta, or IL-1 beta.  In collaboration with the Company’s partner, Les Laboratoires Servier (Servier), XOMA expects to initiate global Phase 3 clinical development of gevokizumab to treat non-infectious uveitis, including the subset of patients with Behçet’s uveitis, in 2012.  Separately, XOMA has launched a Phase 2 proof-of-concept program for gevokizumab to evaluate additional indications for further development, including moderate-to-severe inflammatory acne.

In order to retain the value of XOMA’s discoveries and its future revenue potential, XOMA made a strategic decision to establish a commercial capability.  To implement this strategy, the Company established its U.S. commercial operations through the acquisition of U.S. rights to Servier’s ACEON® (perindopril erbumine), a marketed angiotensin converting enzyme (ACE) inhibitor.  The agreement with Servier includes a portfolio of fixed-dose combination product candidates where perindopril is combined with other active ingredients to treat hypertension.  XOMA has the right to develop and commercialize one of these product candidates for the U.S. market and options to develop and commercialize two more.

Through its unique discovery platform, the Company is focused on discovering and developing allosteric modulating antibodies that combine the beneficial pharmacology of small molecule drugs with the target specificity of antibodies.  Among these novel discoveries are two new classes of fully human antibodies:  XMetA partially activates the insulin receptor, and XMetS sensitizes the insulin receptor.  These two programs represent distinct and potentially breakthrough therapeutic approaches to the treatment of patients with diabetes. XOMA is headquartered in Berkeley, California. For more information, please visit www.xoma.com.

The XOMA Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5960

Forward-Looking Statements
Certain statements contained herein concerning timing of initiation of clinical trials, availability of clinical trial results, continued sales of approved products, regulatory approval of unapproved product candidates and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the timing of initiation of and availability of results of clinical trials may be delayed or may never occur as a result of actions or inaction by regulators or present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials, complications in the collection or interpretation of statistical data or unanticipated safety issues; continued sales of approved products may be impacted by XOMA's ability to implement its marketing efforts, competition or unanticipated safety issues; regulatory approval of unapproved product candidates may be affected by the results of future clinical trials, actions or inaction by the FDA or unanticipated safety issues; and anticipated levels of cash utilization may be other than as expected due to unavailability of additional licensing or collaboration opportunities, inability to obtain the services of contract manufacturing or service providers on anticipated terms, higher than expected costs for clinical trials, outsourced manufacturing or other services, the effects of the pace of development spending in light of the terms of XOMA's existing collaboration arrangements, or unanticipated changes in XOMA's research and development programs or other businesses.

These and other risks, including those related to current economic and financial market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; and uncertainties as to the costs of protecting intellectual property, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

** Tables Follow **

XOMA Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Revenues:
License and collaborative fees	$1,266	$433	$17,991	$2,182
Contract and other revenue	8,560	9,150	40,037	27,174
Royalties	21	18	168	4,285
Total revenues	9,847	9,601	58,196	33,641
Operating expenses:
Research and development	16,659	19,134	68,137	77,413
Selling, general and administrative	5,235	6,557	24,014	23,332
Total operating expenses	21,894	25,691	92,151	100,745
Loss from operations	(12,047)	(16,090)	(33,955)	(67,104)
Other income (expense):
Interest (expense)	(644)	(104)	(2,462)	(385)
Other income (expense):	956	(1,554)	3,689	(1,240)
Net loss before taxes	(11,735)	(17,748)	(32,728)	(68,729)
Provision for income tax expense	-	(10)	(15)	(27)
Net loss	$(11,735)	$(17,758)	$(32,743)	$(68,756)
Basic and diluted net loss per share of common stock	$(0.34)	$(0.84)	$(1.04)	$(3.69)

Shares used in computing basic and diluted net loss per share of common stock	34,420	21,195	31,590	18,613

XOMA Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$48,344	$37,304
Trade and other receivables, net	12,332	20,864
Prepaid expenses and other current assets	2,019	712
Total current assets	62,695	58,880
Property and equipment, net	12,709	14,869
Other assets	2,632	503
Total assets	$78,036	$74,252

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,128	$3,581
Accrued and other liabilities	10,012	10,658
Deferred revenue	5,695	17,044
Interest bearing obligations - current	2,796	-
Warrant liabilities	379	4,245
Total current liabilities	21,010	35,528
Deferred revenue – long-term	7,539	1,086
Interest bearing obligations – long-term	33,524	13,694
Other liabilities - long term	952	353
Total liabilities	63,025	50,661
Stockholders’ equity	15,011	23,591
Total liabilities and stockholders' equity	$78,036	$74,252

CONTACT: XOMA Ltd.

Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Canale Communications
Pam Lord
619-849-6003
pam@canalecomm.com